Exhibit 21.1

Subsidiaries of Virtu Financial, Inc.

Name	Jurisdiction of Organization
Virtu Financial LLC	Delaware
VFH Parent LLC	Delaware
Virtu Financial Operating LLC	Delaware
Virtu Financial Global Markets LLC	Delaware
Virtu Financial BD LLC	Delaware
Virtu Technologies LLC	Delaware
Blueline Comm LLC (f/k/a MVC Research LLC)	Delaware
Virtu Financial F/X LLC	Delaware
Virtu Financial Energy & Commodities LLC	Delaware
Virtu Financial Services LLC	Delaware
Virtu Financial Global Services LLC	Delaware
Virtu Financial Capital Markets LLC	New York
Virtu Financial Europe Limited	Dublin
VF Support Services Limited	Dublin
Virtu Financial Ireland Limited	Dublin
EWT Asia Pte Ltd.	Singapore
Virtu Financial Global Services Singapore Pte Ltd.	Singapore
Virtu Financial Singapore Pte Ltd.	Singapore
Virtu Financial Asia Pty Limited	Sydney
Virtu Financial Canada ULC	Nova Scotia